Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
March 1, 2004

MAR -8 AM 7:21

04010340

CP- AIS 020/2004

March 1, 2004

Re: Notification of the Book Closing for Principal and Interest Payment of Debentures of the Company (AIS063A)

To: The President
The Stock Exchange of Thailand

SUPPL

Refer to: The Letter No. IVS 04/0325 of DBS THAI DANU BANK on February 27, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest and principal payment of debentures of the Company (AIS063A), the details are shown in the referenced letter.

<u>Referenced Letter</u>

IVS 04/0325

February 207, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

RE : Scheduled closing the registered book for AIS063A

Dear Sir,

We, DBS THAIDANU BANK As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2001, DUE 2006 would like to announce that the registered book of AIS063A will be closed from 12.00 on March 9, 2004 for the right to receive the interest. AIS063A will be paid the interest on March 23, 2004 with interest rate 5.30 % from the period of September 23, 2003 to March 22, 2004 for 182 days and principal repayment at THB 125 per unit.

dw 3/8

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2004

CP-AIS 016/2004

March 2, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in February 2004.

To: The President
The Stock Exchange of Thailand

SUPPL

Advanced Info Service Public Company Limited ("the Company") issued and offered 14,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant 1) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m.. The exercise date of February was between February 23 - 27, 2004. The summary of terms and conditions of warrants are as follows:

Exercise Ratio	:	1 warrant per 1.00559 ordinary shares
Exercise Price	:	Baht 47.733 per share.
Maturity of Warrants	:	5 years from the first date of the issuance and offering of warrants.
Number of Ordinary Shares Reserved for Warrants	:	14,000,000 shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in February 2004, as follows:

The number of exercised warrants in this month	:	45,600	units
The number of remaining unexercised warrants	:	9,792,800	units
The number of ordinary shares derived from this exercise	:	45,852	shares
The number of remaining ordinary shares reserved for warrants	:	9,780,767	shares